UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On January 8, 2025, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics Ltd. and Kadimastem Ltd. Announce the Initial Closing of $500,000 of the Previously Announced $1 Million Fundraising by NLS Following its Extraordinary General Meeting at a Share Price of $3.10, Representing 48% Above the Market Share Price as of Jan 6, 2025.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Ltd. and Kadimastem Ltd. Announce the Initial Closing of $500,000 of the Previously Announced $1 Million Fundraising by NLS Following its Extraordinary General Meeting at a Share Price of $3.10, Representing 48% Above the Market Share Price as of Jan 6, 2025.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: January 8, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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